90724-P2 11/22

Filed pursuant to Rule 424(b)(3)

Registration No. 333-253996

WESTERN ASSET MORTGAGE OPPORTUNITY FUND INC.

SUPPLEMENT DATED NOVEMBER 10, 2022 TO THE

STATEMENT OF ADDITIONAL INFORMATION DATED MAY 4, 2021

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Management of the Fund”” in the Fund’s Statement of Additional Information (“SAI”):

SAI

The information contained in the table under “Board of Directors” beginning on page 30 of the SAI is removed entirely and replaced as follows:

Name, Address(1) and Birth Year	Position(s) Held with Fund	Term of Office and Length Time Served	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex** Overseen by Director	Other Directorships Held by Director

INTERESTED DIRECTORS*:

Jane Trust, CFA Born 1962	Director, Chairman, President and Chief Executive Officer	Since 2015 Class II	Senior Vice President, Fund Board Management, Franklin Templeton (since 2020); Officer and/or Trustee/Director of 130 funds associated with LMPFA or its affiliates (since 2015); President and Chief Executive Officer of LMPFA (since 2015); formerly, Senior Managing Director (2018 to 2020) and Managing Director (2016 to 2018) of Legg Mason & Co., LLC (“Legg Mason & Co.”); Senior Vice President of LMPFA (2015)	130	None

NON-INTERESTED DIRECTORS:

Robert D. Agdern Born 1950	Director and Member of Nominating, Audit, Compensation and Pricing and Valuation Committees, and Compliance Liaison	Since 2015 Class III	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University (2002 to 2016); formerly, Deputy General Counsel responsible for western hemisphere matters for BP PLC (1999 to 2001); Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments (1993 to 1998) (Amoco merged with British Petroleum in 1998 forming BP PLC)	20	None

Name, Address(1) and Birth Year	Position(s) Held with Fund	Term of Office and Length Time Served	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex** Overseen by Director	Other Directorships Held by Director

Carol L. Colman Born 1946	Director and Member of Nominating, Audit and Compensation Committees, and Chair of Pricing and Valuation Committee	Since 2010 Class I	President, Colman Consulting Co. (consulting)	20	None

Daniel P. Cronin Born 1946	Director and Member of Audit, Compensation and Pricing and Valuation Committees, and Chair of Nominating Committee	Since 2010 Class I	Retired; formerly, Associate General Counsel, Pfizer Inc. (prior to and including 2004)	20	None

Paolo M. Cucchi Born 1941	Director and Member of Nominating, Audit, and Pricing and Valuation Committees, and Chair of Compensation Committee	Since 2010 Class I	Emeritus Professor of French and Italian (since 2014) and formerly, Vice President and Dean of The College of Liberal Arts (1984 to 2009) and Professor of French and Italian (2009 to 2014) at Drew University	20	None

Eileen A. Kamerick Born 1958	Lead Independent Director and Member of Nominating, Compensation, Pricing and Valuation and Audit Committees	Since 2013 Class III	Chief Executive Officer, The Governance Partners, LLC (consulting firm) (since 2015); National Association of Corporate Directors Board Leadership Fellow (since 2016, with Directorship Certification since 2019) and NACD 2022 Directorship 100 honoree; Adjunct Professor, Georgetown University Law Center (since 2021); Adjunct Professor, The University of Chicago Law School (since 2018); Adjunct Professor, University of Iowa College of Law (since 2007); formerly, Chief Financial Officer, Press Ganey Associates (health care informatics company) (2012 to 2014); Managing Director and Chief Financial Officer, Houlihan Lokey (international investment bank) and President, Houlihan Lokey Foundation (2010 to 2012)	20	Director, VALIC Company I (since October 2022); Director of ACV Auctions Inc. (since 2021); Hochschild Mining plc (precious metals company) (since 2016); Director of Associated Banc-Corp (financial services company) (since 2007)

Nisha Kumar Born 1970	Director and Member of Nominating, Compensation and Pricing and Valuation Committees and Chair of Audit Committee	Since 2019 Class II	Managing Director and the Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group, LP (since 2011); formerly, Chief Financial Officer and Chief Administrative Officer of Rent the Runway, Inc. (2011); Executive Vice President and Chief Financial Officer of AOL LLC, a subsidiary of Time Warner Inc. (2007 to 2009), Member of the Council of Foreign Relations	20	Director of The India Fund, Inc. (since 2016); formerly, Director of Aberdeen Income Credit Strategies Fund (2017-2018); and Director of The Asia Tigers Fund, Inc. (2016 to 2018)

*	Ms. Trust is an “interested person” as defined in the 1940 Act because she is an officer of LMPFA and certain of its affiliates.
(1)	Unless otherwise indicated, the business address of the persons listed above is c/o Chairman of the Fund, Franklin Templeton, 620 Eighth Avenue, 47th Floor, New York, NY 10018.
(2)	The term “Fund Complex” means two or more registered investment companies that:

(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or

(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The description of each Director’s attributes in the second paragraph on page 32 of the SAI is removed entirely and replaced as follows:

In addition to the information provided in the table included above, each Director possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Cronin, legal and managerial experience; Mr. Cucchi, experience as a college professor and leadership experience as an academic dean; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company; Ms. Kumar, financial and accounting experience as the chief financial officer of other companies and experience as a board member of private equity funds; and Ms. Trust possesses the following attributes: investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Franklin Templeton and affiliated entities. References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

The sixth paragraph on page 33 of the SAI under “Responsibilities of the Board of Directors” is removed entirely and replaced as follows:

The Board of Directors is currently comprised of seven directors, six of whom are Independent Directors. Jane Trust serves as Chairman of the Board. Ms. Trust is an “interested person” of the Fund. The appointment of Ms. Trust as Chairman reflects the Board’s belief that her experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board with insight into the Fund’s business and activities and, with her access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. Ms. Kamerick serves as Lead Independent Director. The Chairman develops agendas for Board meetings in consultation with the Lead Independent Director and presides at all meetings of the Board. The Lead Independent Director, among other things, chairs executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Independent Directors and the Fund’s management between Board meetings. The

Independent Directors regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Directors (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Directors from management, including Western Asset and Western Asset Limited, the Fund’s sub-advisers, but also enhances the independent and orderly exercise of its responsibilities.

The information under “Audit Committee” on page 33 of the SAI is removed entirely and replaced as follows:

The Fund’s Audit Committee is composed entirely of all of the Independent Directors. The members of the Audit Committee are Mses. Colman, Kamerick and Kumar and Messrs. Agdern, Cronin and Cucchi. Ms. Kumar serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Directors (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee met five times during the fiscal year ended December 31, 2021. The Audit Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at www.franklintempleton.com/investments/options/closed-end-funds and click on the name of the Fund.

The information under “Nominating Committee” on pages 34-35 of the SAI is removed entirely and replaced as follows:

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Directors of the Fund, is composed of all of the Independent Directors: Mses. Colman, Kamerick and Kumar and Messrs. Agdern, Cronin and Cucchi. Mr. Cronin serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the stockholder as it deems appropriate. Stockholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Directors. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. The Nominating Committee met four times during the fiscal year ended December 31, 2021. The Nominating Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at www.franklintempleton.com/investments/options/closed-end-funds and click on the name of the Fund.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Directors to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Director of the Fund, the Nominee Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Director of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Director of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Director of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

Further, the Fund has adopted Director qualification requirements which can be found in the Fund’s bylaws and are applicable to all Directors that may be nominated or elected to serve as Directors, unless a majority of the Board of Directors then in office determine by resolution that failure to satisfy a particular qualification requirement will not present undue conflicts or impede the ability of the individual to discharge the duties of a Director or the free flow of information among Directors or between LMPFA and the Board of Directors. The qualification requirements include: (i) experience requirements; (ii) limits on service on other boards; and (iii) character and fitness requirements. The Nominating Committee, in its sole discretion, determines whether an individual satisfies these qualifications.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential director nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

The information under “Pricing and Valuation Committee” on page 35 of the SAI is removed entirely and replaced as follows:

The Fund’s Pricing and Valuation Committee is composed of all of the Independent Directors. The members of the Pricing and Valuation Committee are Mses. Colman, Kamerick and Kumar and Messrs. Agdern, Cronin and Cucchi. Ms. Colman serves as Chair of the Fund’s Pricing and Valuation Committee. The principal function of the Pricing and Valuation Committee is to assist the Board with its oversight of the process for valuing portfolio securities in light of applicable law, regulatory guidance and applicable policies and procedures adopted by the Fund. The Pricing and Valuation Committee met four times during the fiscal year ended December 31, 2021.

The information under “Compensation Committee” on page 35 of the SAI is removed entirely and replaced as follows:

The Fund’s Compensation Committee is composed entirely of all of the Independent Members. The members of the Investment Committee are Mses. Colman, Kamerick and Kumar and Messrs. Agdern, Cronin and Cucchi. Mr. Cucchi serves as Chair of the Fund’s Compensation Committee. The principal function of the Compensation Committee is to recommend the appropriate compensation of the Independent Directors for their service on the Board and the committees of the Board. The Compensation Committee met once during the fiscal year ended December 31, 2021. The Compensation Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at www.franklintempleton.com/investments/options/closed-end-funds and click on the name of the Fund.

The information contained under “Security Ownership of Management” on page 36 of the SAI is removed entirely and replaced as follows:

The following table provides information concerning the dollar range of equity securities owned beneficially by each Director and nominee for election as Director as of December 31, 2021:

Name of Director/Nominee	Dollar Range(1) of Equity Securities in the Fund	Aggregate Dollar Range(1) of Equity Securities in all Funds Overseen by Director/Nominee in Family of Investment Companies(2)
NON-INTERESTED DIRECTORS
Robert D. Agdern	C	C
Carol L. Colman	C	E
Daniel P. Cronin	C	E
Paolo M. Cucchi	A	C
William R. Hutchinson(3)	D	E
Eileen A. Kamerick	B	E
Nisha Kumar	A	A
INTERESTEDDIRECTOR
Jane E. Trust	A	E

(1)	The dollar ranges are as follows: “A” = None; “B” = $1-$10,000; “C” = $10,001-$50,000; “D” = $50,001-$100,000; “E” = Over $100,000.
(2)

The term, “Family of Investment Companies”, means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

(3)	Mr. Hutchinson passed away on October 28, 2022 and is no longer a member of the Board as of such date.

At September 1, 2022, the nominees, Directors and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund’s Common Stock.

No Director or nominee for election as Director who is not an “interested person” of the Fund as defined in the 1940 Act, nor any immediate family members, to the best of the Fund’s knowledge, had any interest in the Fund’s investment adviser, or any person or entity (other than the Fund) directly or indirectly controlling, controlled by, or under common control with Franklin Resources, Inc. as of December 31, 2021.

The information contained under “Compensation of Directors” on page 37 of the SAI is removed entirely and replaced as follows:

Under the federal securities laws, and in connection with the Meeting, the Fund is required to provide to stockholders in connection with the Meeting information regarding compensation paid to the Directors by the Fund, as well as by the various other investment companies advised by LMPFA. The following table provides information concerning the compensation paid to each Director by the Fund during the fiscal year ended December 31, 2021 and the total compensation paid to each Director during the calendar year ended December 31, 2021. The Directors listed below are members of the Fund’s Audit, Nominating, Compensation and Pricing and Valuation Committees, as well as committees of the boards of certain other investment companies advised by LMPFA. Accordingly, the amounts provided in the table include compensation for service on all such committees. The Fund does not provide any pension or retirement benefits to Directors. In addition, no remuneration was paid during the fiscal year ended December 31, 2021 by the Fund to Ms. Trust who is an “interested person” as defined in the 1940 Act.

Name of Directors	Aggregate Compensation from the Fund for Fiscal Year Ended 12/31/21 ($)	Total Compensation from the Fund and Fund Complex(1) for Calendar Year Ended 12/31/21 ($)
Directorships(2)
Robert D. Agdern	7,506	284,000
Carol L. Colman	8,045	304,000
Daniel P. Cronin	7,911	299,000
Paolo M. Cucchi	7,506	284,000
William R. Hutchinson(3)	8,988	341,000
Eileen A. Kamerick	8,449	319,000
Nisha Kumar	7,506	284,000

(1)

“Fund Complex” means two or more Funds (a registrant or, where the registrant is a series company, a separate portfolio of the registrant) that hold themselves out to investors as related companies for purposes of investment and investor services or have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other Funds.

(2)	Each Director currently holds 20 investment company directorships within this Fund Complex.
(3)	Mr. Hutchinson passed away on October 28, 2022 and is no longer a member of the Board as of such date.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.